November 15, 2022

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 108, LLC Amendment No. 2 to Offering Statement on Form 1-A Filed October 20, 2022 File No. 024-11812

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 108, LLC (the “Company”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced offering statement on Form 1-A originally filed on February 24, 2022, as amended by Amendment No. 1 filed on May 16, 2022 and Amendment No. 2 filed on October 20, 2022 (“Amendment No. 2” and, as amended by Amendment No. 3, the “Form 1-A”). Amendment No. 3 is marked with < R > tags to show changes made from the Amendment No. 2 filing. In addition, we have included a narrative response keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated November 9, 2022. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No. 2 to Offering Statement on Form 1-A

General

1.	Comment: We note your response to comment 1 and reissue in part. We note your revised disclosure on page 40 regarding the net annualized returns for specific issuers who have sold a painting. Please revise to add detailed footnotes which explicitly quantify and detail how the disclosed net annualized returns to investors were calculated. In this regard, you should include a detailed breakdown with specific line items explicitly detailing how the disclosed net annualized return was calculated to include quantifying any fees, costs or profit shares which were deducted from the sale amount. The distribution waterfalls should be clearly quantified, detailed and tied to the disclosed net annualized return. Alternatively, please delete the metrics.

Response: In response to the Staff’s comment, the Company has modified its disclosure on page 40 of Amendment No. 3, and has included reference to a Form 1-U for each relevant issuer that includes a detailed breakdown of the disclosed net annualized return for each such issuer.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS 108, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary

cc:	Taylor Beech/U.S. Securities and Exchange Commission
Donald Field/U.S. Securities and Exchange Commission
Jennifer L. Klass/Baker & McKenzie LLP